Filed pursuant to Rule
424(b)(3) of the Rules and
Regulations Under the
Securities Act of 1933
Registration Statement No. 333-59284

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 4, 2003)

ADVANSTAR COMMUNICATIONS INC.

12% Series B Senior Subordinated Notes Due 2011

Recent Developments

(1) The following paragraph is hereby inserted on page 51 of the Prospectus following the first paragraph under the heading “Business-Business Strategy-Identify and Consummate Strategic Acquisitions.”

We are currently participating, along with a number of other participants, in an auction to acquire a complementary business with 2002 revenue of less than $90 million. If we choose to submit a bid, which is currently due the week of August 4, 2003, and we are selected as the final bidder, we would also need to complete due diligence, negotiate definitive documentation and obtain financing commitments. We expect that, if we bid and are successful, the total purchase price would be substantially less than 20% of our total assets and that we would finance the acquisition with a combination of equity and debt. We have no commitments for either equity or debt financing (other than our existing revolving credit facility commitments). We can provide no assurances that we will be successful in this auction. See “Risk Factors-Risks Relating to our Business-Our growth strategy of identifying and consummating acquisitions entails integration and financing risk” and “Risk Factors-Risks Relating to Forward-Looking Statements-You may not be able to rely on forward-looking statements included in this prospectus, as our actual results may be materially different.”

(2) We have attached to this prospectus supplement and incorporated by reference into it, the Current Report on Form 8-K containing our press release dated August 5, 2003 which we filed with the Securities and Exchange Commission on August 5, 2003.

This prospectus supplement, together with the Prospectus, is to be used by Credit Suisse First Boston LLC in connection with offers and sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. Credit Suisse First Boston LLC may act as principal or agent in such transactions.

August 5, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)    August 5, 2003

Advanstar, Inc. (Exact name of registrant as specified in its charter)

Delaware	333-61386	94-3243499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

545 Boylston Street Boston, Massachusetts		02116
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 267-6500

Item 5. Other Events

On August 5, 2003, the registrant’s wholly-owned subsidary, Advanstar Communications Inc., issued the press release attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 7. Finanical Statements and Exhibits

(c)	Exhibits	Document

	99.1	Press release dated August 5, 2003

Signatures

Pursuant to the requirements of the Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVANSTAR, INC.

Date: August 5, 2003	By:	/s/ David W. Montgomery

		Name:	David W. Montgomery
		Title:	Vice President - Finance, Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press release dated August 5, 2003

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

Advanstar Communications Inc. Announces Pricing of Private Placement of
Second Priority Senior Secured Notes

Boston, MA – August 5, 2003 – Advanstar Communications Inc. (“Advanstar”) announced today that it had priced a private placement of $360,000,000 of second priority senior secured notes. The notes will be issued in two tranches: $130 million of Second Priority Senior Secured Floating Rate Notes due 2008 (which will require quarterly amortization equal to .25% of the principal amount thereof) and $230 million of 10.75% Second Priority Senior Secured Notes due 2010. Interest on the floating rate notes is payable at a rate equal to three-month LIBOR, which is reset quarterly, plus 7.5%. Each tranche of notes will be secured by second priority liens on substantially all the collateral securing Advanstar’s credit facility (other than the capital stock of certain of Advanstar’s subsidiaries and assets of its parent companies). Advanstar will enter into a registration rights agreement in connection with the private placement pursuant to which it will agree either to exchange the notes for registered notes or to file a shelf registration statement for the notes.

Advanstar plans to use the net proceeds from the private placement of the notes to repay and terminate the $67.5 million outstanding Term A loans under its bank credit facility and all but $25 million of the $280.8 million outstanding Term B loans under its bank credit facility. Advanstar will use the remaining net proceeds to repay a portion of its revolving credit borrowings and to pay related fees and expenses.

In connection with the private placement, Advanstar plans to amend its bank credit facility to permit the private placement and the proposed use of the proceeds thereof, eliminate the leverage ratio and amend certain other covenants contained in the credit facility and reduce the revolving loan commitments thereunder from $80 million to $60 million. Advanstar is currently seeking approval for such an amendment from its bank credit facility lenders but can provide no assurance that such approval will be obtained. Closing of the private placement is scheduled for August 18, 2003 and is conditioned upon obtaining consent to the amendment from Advanstar’s bank credit facility lenders.

The notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. This announcement is neither an offer to sell nor a solicitation of any offer to buy the notes.